	ATTORNEYS AT LAW Five Palo Alto Square 3000 El Camino Real Palo Alto, CA 94306-2155 Main 650 843-5000 Fax 650 849-7400 www.cooley.com	Broomfield, CO 720 566-4000 Reston, VA 703 456-8000 San Diego, CA 858 550-6000 San Francisco, CA 415 693-2000

June 23, 2005 VIA EDGAR	JOHN T. McKENNA (650) 843-5059 mckennajt@cooley.com

Russell Mancuso, Esq.

Timothy Buchmiller, Esq.

Julie Sherman

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Hoku Scientific, Inc. Amendment No. 2 to Registration Statement on Form S-1 Registration File No. 333-124423

Ladies and Gentlemen:

On behalf of Hoku Scientific, Inc. (the “Company”), we are transmitting for filing one copy of Amendment No. 2 (the “Amendment”) to the Registration Statement on Form S-1, File No. 333-124423 (the “Registration Statement”), marked to show changes to Amendment No. 1 to the Registration Statement filed with the Securities and Exchange Commission (the “Commission”) on June 2, 2005.

The Amendment is being filed in response to comments received from the staff of the Commission (the “Staff”), by letter dated June 10, 2005, with respect to the Registration Statement (the “Comments”). The numbering of the paragraphs below corresponds to the numbering of the Comments, which, for the Staff’s convenience, have been incorporated into this response letter. Page references in the text of this response letter correspond to the page numbers of the Amendment.

Amendment No. 1 to Registration Statement on Form S-1

Summary, page 1

Our Business, page 1

1.	We note the additional disclosures you have made in response to our prior comment 6; however, the significance of your custom monomers remains unclear. Please further revise your disclosure to briefly state in concrete, everyday language the significance of your custom monomers. For example, briefly highlight how your custom monomers help you address the challenges that you have identified (cost, durability, performance, environment) as preventing PEM fuel cell systems from being competitive with incumbent technologies.

The disclosure has been revised on pages 1, 2, 26, 35 and 39 in response to the Staff’s comment. The Company respectfully notes that, as the Company’s monomers are the molecular components of its Hoku Membranes, it has provided detailed disclosure of how its Hoku Membranes address the cost, durability, performance and environment challenges facing PEM fuel cell systems on pages 2 and 39.

June 23, 2005

Page Two

Fuel Cell Background and Market Opportunity, page 1

2.	Please expand your response to our prior comment 8 to tell us whether the 2003 report contained any predictions for the market in 2003 and 2004. If so, did those predictions prove to be accurate? Also, please provide us with a complete copy of the 2003 report.

In response to the Staff’s comment, the Company will provide copies of the requested supplemental materials under separate cover. The Company selected the 2003 Fuel Cell Supply Chain Research Report and the 2003 Stationary Fuel Cell Markets Research Report, each by Applied Business Intelligence Inc. (“ABI”), due to the credibility of the organization and the nature of ABI’s forecasts. The reports do contain forecasts for the fuel cell market in 2003 and 2004. However, the Company has confirmed with ABI that it has not published more recent information on these subjects nor has ABI verified its 2003 or 2004 forecast.

The Offering, page 4

3.	See our prior comment 9. Please disclose that the 18,657,502 shares of common stock that will be outstanding after the offering includes 543,750 shares that are subject to repurchase.

The disclosure has been revised on page 4 in response to the Staff’s comment.

Risk Factors, page 7

We may not be able to protect our intellectual property…, page 12

4.	We reissue our prior comment 10. Please clarify why you cannot determine whether existing patents block or compete with your technology.

The disclosure has been revised on page 12 in response to the Staff’s comment.

Management’s Discussion and Analysis…, page 26

Financial Operations Review, page 26

5.	We note from your response to our prior comment 44 that the agreement you entered into with Nissan in March 2004 has been terminated. Please update the disclosure concerning your various contracts, appearing here and elsewhere in your prospectus, to clarify which agreements have been terminated and when those terminations were effective.

The disclosure has been revised on pages 1, 8, 27, 41, 42 and 43 in response to the Staff’s comment.

June 23, 2005

Page Three

Results of Operations, page 28

6.	We note your response to our prior comment 15. Please expand your discussion to disclose briefly that Electric Power Development Co. accounted for all of your revenue for fiscal 2004, the nature of your relationship with Electric Power and the reason(s) why that relationship terminated. We also note from your response to our prior comment 15 that your activities with Electric Power related to testing and evaluating your membranes in a dimethyl ether (DME) fuel cell, but that your current activities appear to be focused on fuel cells and membranes that directly use hydrogen. Please explain the significance of your development activities on DME fuel cells to your current product development efforts. If appropriate, please revise your disclosure to discuss any material changes in your business strategy or research and development efforts.

The disclosure has been revised on page 28 in response to the Staff’s comment. The Company respectfully advises the Staff that the Company believed that the market for fuel cells using DME was uncertain and that the market size would be significantly smaller than the markets for hydrogen fuel cells. Further, the Company believed that continued testing activities on DME fuel cells would not benefit the Company’s primary focus on hydrogen fuel cells and, hence, did not pursue any further activities regarding DME fuel cells. The Company further advises the Staff that the time and resources spent on development activities related to DME fuel cells were not significant and that the modifications made to the Company’s products for the initial testing in a DME fuel cell under this contract were minimal. In addition, the Company confirms that its business strategy and research and development efforts with respect to hydrogen fuel cells were not materially altered as a result of its activities evaluating DME fuel cells. The Company respectfully notes that it had entered into a contract with Sanyo in March 2003 to jointly develop an MEA assembly process using Hoku Membranes for integration into Sanyo’s hydrogen fuel cells and the agreement with Electric Power Development Co. was entered into in August 2003.

Business, page 35

Industry Overview, page 35

7.	We note the additional disclosures you have made in response to our prior comment 20, but we continue to believe that your disclosure and graphics could more clearly distinguish between the components that you design, develop and manufacture and the components that you do not design, develop or manufacture. Please revise your disclosure or graphics to make this distinction clear.

The disclosure has been revised on page 36 in response to the Staff’s comment.

June 23, 2005

Page Four

Research and Development, page 43

8.	We note the additional disclosures you have made in response to our prior comment 23. Please further expand your disclosure to provide a more detailed discussion of the status of your product development efforts in relation to the operational lifetime and operating temperature standards described in the bullet-point paragraphs of this section. For example, provide a brief indication of where your products are in relation to those standards (based on internal tests or otherwise), the technological and other challenges that must be addressed in order to meet those standards, and your current timetable for addressing the technological and other challenges in order to meet those standards.

The disclosure has been revised on pages 43 and 44 in response to the Staff’s comment.

Competition, page 45

9.	We note the additional disclosures you have made in response to our prior comment 30. If known, please further expand your disclosure to indicate the competitive position of your products versus the products of the U.S. public corporations that you have listed.

The disclosure has been revised on pages 45 and 46 in response to the Staff’s comment.

Certificate of Incorporation and Bylaw Provisions, page 66

10.	Please expand your disclosure in response to comment 37 to address specifically your bylaw requirement regarding the percentage of shareholders to whom the proponent must deliver a proxy statement. Also, please avoid presenting this disclosure in a long, complex paragraph.

The disclosure has been revised on pages 67 and 68 in response to the Staff’s comment.

Financial Statements, page F-1

Note 1. Summary of Significant Accounting Policies and Practices, page F-7

Revenue Recognition, page F-7

11.	See prior comment 39. We note that you receive revenue under multiple element arrangements. These arrangements contain two elements. One element is engineering services and the other is providing products under license arrangements. You cannot separate the two elements under EITF 00-21 because you do not have evidence of fair value for undelivered products. As such, you recognize the entire arrangement as a single unit of accounting as you deliver products. Please respond to the following comments:

•	We note that you allocate revenues between services and licenses in your statements of operations on page F-4. Please tell us how you determine this allocation given that you do not have evidence of the fair value for your products.

June 23, 2005

Page Five

The Company respectfully notes the Staff’s comment and acknowledges that its revenues have been classified between services and licenses in the statement of operations on page F-4. The Company further acknowledges that it has been unable to determine the fair value of undelivered items in the multiple-element arrangements to which it has entered.

The Company has concluded an investor’s understanding of how the Company earns revenue is best served by classifying revenue to both engineering and licensing activities which are undertaken during the course of delivering services. As described in Note 1(d) – Deferred Revenue on page F-8, under the September 2004 engineering and membrane and MEA purchase contract with Nissan (the “2004 Nissan Arrangement”) revenue has been recognized over the license period in proportion to the delivery of Hoku MEAs and/or Hoku Membranes to Nissan as compared to total estimated deliveries of Hoku MEAs and/or Hoku Membranes to be made during the license period.

The Company has chosen to classify revenue based upon the contractual terms of its multiple element arrangement, which as previously described do not represent fair value. The Company believes that the use of contractual amounts represents the best method currently available to the Company to classify the actual revenue generating activities undertaken.

•	Please tell us in more detail about the nature of the engineering services and their relationship to the delivery of the products. Explain whether or not these two elements are separable and unrelated and whether or not they have stand-alone value. Address whether or not you provide the engineering services in conjunction with or as a support to the testing of the products by the customer.

The Company provides engineering services specific to the needs of each customer. The engineering services provided by the Company are to optimize the Hoku MEA by selecting specific membrane, catalyst layer and GDL components and the process for making the MEA with these components, in such a way that will provide the best combination of performance and durability for each customer’s unique application requirements. The engineering service contracts will define MEA performance and durability requirements for the customer’s commercial application. The Company has provided engineering services on a standalone basis and through multiple element arrangements. The type of arrangement is primarily driven by the customer’s needs, the level of testing and evaluation that the customer chooses to perform and the level of effort required for the Company to optimize the Hoku MEA for that customer’s specific application requirements. To date each multiple element arrangement the Company has entered into has been unique to the specific arrangement; calling for different payment terms, different milestones, different product and testing requirements and different contractual terms.

Using the criterion in paragraph 9 (a) of EITF 00-21, Revenue Arrangements with Multiple Deliverables, the Company has (“EITF 00-21”), the Company asserts that the engineering services have standalone value given that the Company has sold engineering services to other customers separately. However, so far the Company has been unable to divide multiple element arrangements into separate units of accounting because the Company could not determine the fair value of the undelivered element(s).

The Company also respectfully submits to the Staff that the engineering services for the September 2004 Nissan Arrangement were performed in conjunction with the testing of the

June 23, 2005

Page Six

products by the customer and the remaining obligation at March 31, 2005 relates only to the delivery of Hoku MEA to the customer. The Company acknowledge that all multiple element arrangements entered into must be evaluated in accordance with EITF 00-21 and other relevant literature.

•	Please tell us why you believe that the proportional performance method based upon units delivered is reflective of when the revenue is realized and earned. Explain how this method reflects recognition of revenue consistent with the pattern in which you are fulfilling your obligations to provide both services and products to the customer. That is, explain how your method considers the proportionate performance of your engineering services. It appears that under your allocation method, it is possible to record all of the revenue upon delivery of products even though you may still be obligated to provide engineering services.

As described above, the Company has entered into multiple element arrangements with customers. In each case to date, the Company has concluded that the multiple elements within an arrangement could not be divided into separate units of accounting using the criteria in paragraph 9 of EITF 00-21; and as such, the multiple elements would need to be accounted for as a single unit of accounting.

In the case of the 2004 Nissan Arrangement, the membranes are the last deliverable. The fair value for the Hoku Membranes could not be objectively determined given their proprietary nature and the stage of the Company’s business. Therefore, to ensure the Company did not allocate any implicit discount to the undelivered Hoku Membranes, the Company believed it was and still is appropriate to recognize revenue as the last element in the arrangement, the Hoku Membranes, is delivered to Nissan. The total estimated Hoku Membranes expected to be delivered under this arrangement have been defined by the 2004 Nissan Arrangement.

The Company then considered the propriety of recognizing revenue using a systematic pattern as described in footnote 40 of Staff Accounting Bulletin 104 (“SAB 104”). The Company believed such a pattern would be based upon the number of units delivered as compared to the total estimated number of units expected to be delivered under the contract. The Company concluded this was a more appropriate model than utilizing a straight-line method as it reflected the actual performance pattern of the last delivered items.

•	For example, we note that under your March 22, 2005 agreement with Nissan you will be paid $3 million for engineering services to further optimize the automotive Hoku MEA assembly process for integration into Nissan fuel cells. There is also a separately stated price for each product that is ordered by Nissan but we noted no minimum quantity that must be purchased by them under the agreement. Please address why you believe that it is appropriate to recognize revenue under this agreement in accordance with the aforementioned policy. If there is no stated minimum purchase quantity, please explain how you will apply proportional performance based upon units delivered.

The Company notes the Staff’s example related to the collaboration agreement with Nissan in March 2005 (the “2005 Nissan Arrangement”) and agrees that, under the revenue method described in Note 1(c) – Revenue Recognition on pages F-7 and F-8, it would be possible for engineering services revenue to be recognized even though certain services have not been provided.

June 23, 2005

Page Seven

The Company has reevaluated the 2005 Nissan Arrangement based upon the Staff’s comment and believes it would be appropriate to recognize the fixed or determinable and collectible amounts of the 2005 Nissan Arrangement on a straight-line basis over the period of the last deliverable, the testing of the product delivered. The engineering fee would be recognized on a straight-line basis over the period of the testing deliverable. Revenue from the sale of products would be recognized on a straight-line basis between the date of the sale and the end of the testing phase. Revenue for the testing service would be recognized straight line over the testing period. The Company believes this recognition method for a single unit of accounting is in accordance with footnote 40 of SAB 104 because the Company does not have evidence to suggest that revenue is earned or obligations are fulfilled in a different pattern.

The modification of the revenue recognition policy as it relates to the 2005 Nissan Arrangement did not impact revenue recognized in the Company’s March 31, 2005 financial statements. The Company has, however, amended its revenue recognition policy as disclosed in Note 1(c) – Revenue Recognition on pages F-7 and F-8 to incorporate the above noted comments.

•	Please address in reasonable detail why you believe that you do not have evidence of the fair value for your products under EITF 00-21.

In accordance with paragraph 9 of EITF 00-21, contractually stated prices for individual products and/or services in an arrangement with multiple deliverables should not be presumed to be representative of fair value. The Company believes there is no objective or reliable evidence of the fair value of the undelivered items. The Company’s products are also still being developed and the Company does not have any products sold commercially that would help to determine the fair value. Furthermore, the Company believes that the price charged for engineering services and product sales will change as the Company transitions from testing and evaluating to manufacturing.

12.	From your response and disclosure we note that you recognize revenue from testing and engineering services under SOP 81-1 using the completed contract method. On page 26 you discuss one such contract with Sanyo that you entered into in March 2003. From your disclosure, it appears that you recorded portions of the total contract of $2.0 million as milestones were completed and accepted by Sanyo and not upon completion of the entire contract. Please advise us why your revenue recognition under this contract was consistent with your policy.

The Company respectfully acknowledges the Staff’s comment and advises the Staff that the revenue under the Sanyo contract was recorded under the completed contract method. The revenue was recognized by the Company on February 28, 2005 when Sanyo acknowledged and accepted that all contractual milestones had been completed by the Company. The contract states that the final milestone was not required to be met until April 1st, 2005; however, the Company completed the milestone early and obtained customer acceptance as of February 28, 2005 signifying completion of the contract. The last payment of $500,000 was recorded as an account receivable and as revenue in February 2005. The Company collected the last payment from Sanyo subsequent to the end of fiscal 2005.

June 23, 2005

Page Eight

13.	We note from page 27 that you plan to record revenues under your Navy contract as a single unit of accounting. You will record revenue over the period of the second option as the combined elements are delivered. If neither the first or second options are exercised by the Navy, you will record revenue upon completion and customer acceptance of all specified testing and performance milestones of the contract. Please explain to us in detail how you are accounting for this arrangement and why. Cite the accounting literature upon which you relied in determining the timing and measurement of revenue. Address why it is appropriate to consider either option in determining the timing and measurement of revenue for the base contract.

The Company accounts for the Navy contract pursuant to EITF 00-21. In March 2005, the Company entered into a contract with the U.S. Navy to provide engineering services to develop and demonstrate a PEM fuel cell power plant prototype that incorporates the Company’s Hoku MEAs with fuel cell stacks and integrated fuel cell systems. At the completion of the initial contract, the U.S. Navy has the option of (a) causing the Company to construct 11 fuel cell plants plus a retrofit on the prototype fuel cell plant developed in the initial contract for operational use, and (b) causing the Company to conduct field demonstrations on the above noted fuel cell plants and evaluate the results of testing on the fuel cells plants over a 12-month period. Options (a) and (b) are solely at the determination of the U.S. Navy.

The initial contract describes the terms of the initial agreement as well as the options, including pricing. The Company determined that it needed to consider how the optional deliverables impact revenue recognition for the engineering services using the guidance in EITF 00-21.

Paragraph 11 of EITF 00-21 states, “The impact of total arrangement consideration must be fixed or determinable other than with respect to the impact of (a) any refund rights or other concessions to which the customer may be entitled or (b) performance bonuses to which the vendor may be entitled.”

The Company determined that the total arrangement consideration could not be deemed fixed or determinable without considering whether the pricing for the options were at or above fair value. Given the proprietary nature of the Company’s products and services, the Company did not have objective evidence to determine whether the pricing of the options was at or above fair value. As a result, the stated fee for the engineering services could not be deemed fixed or determinable.

Therefore, the Company concluded that revenue should not be recognized until the Company knows whether the U.S. Navy will exercise the option(s). The last element in the arrangement is the service contract option (b), which calls for 12 months of service on the constructed fuel cell plants. Assuming the U.S. Navy exercises both options, the Company believes revenue from the engineering and construction phases should be deferred and recognized ratably over the service period. If any part of the deliverables will take longer than 12 months (note that certain other requirements like writing operational manuals are a part of option (a) and (b)), then revenue should be recognized over the longer period.

If the U.S. Navy does not elect option (a) or takes option (a) and not option (b), then the Company believes revenue for the services performed should be recognized when there is no longer an obligation to perform the remaining option(s).

June 23, 2005

Page Nine

Deferred Revenue, page F-8

14.	On page F-8 you disclose that on March 22, 2005 you entered into a contract with Nissan that allows you to invoice them at the beginning of the contract. As a result, you recorded a receivable of $2.8 million and deferred revenue of the same amount at the date you entered into the contract. On page 27 in the third full paragraph and elsewhere in the filing you disclose that Nissan was obligated to pay you the $2.8 million upon execution of the contract. Based upon a review of Exhibit 10.19, Nissan was required to pay you $2,760,000 upon execution of the contract. Please reconcile the payment terms in these two disclosures and tell us the status of this receivable. Also, please address why you believe that these amounts represent accounts receivable and deferred revenue under U.S. GAAP as of March 31, 2005.

The Company respectfully agrees with the Staff’s reading of the 2005 Nissan Arrangement and as such has revised page F-8 to conform to the language used on page 27 of the Registration Statement.

At March 31, 2005, the Company, having satisfied the invoicing condition as described in paragraph 9.2.1 of the 2005 Nissan Arrangement, delivered to Nissan an invoice (pursuant to paragraph 9.4) for $2.8 million in accordance with the terms of the 2005 Nissan Arrangement. Such invoice was due and outstanding as of March 31, 2005.

On May 27, 2005, the invoiced amount, $2,760,000, was paid in full by Nissan. The actual invoice payment was not in compliance with the 2005 Nissan Arrangement, which called for immediate payment.

The Company believes it has properly recorded an account receivable given its legal right to bill and collect the receivable as evidenced by the 2005 Nissan Arrangement. Further, the Company believes that it is proper to defer revenue recognition under the 2005 Nissan Arrangement, as the Company had not satisfied the earnings process nor would such recognition be consistent with the revenue recognition policy described in response to the Staff’s question 11, attached hereto, and as such, the Company has revised page F-8 to conform to the language used on page 27 of the Registration Statement.

Note 6. Capital Stock, page F-17

Common Stock, page F-17

15.	See prior comment 40. We note from your response that you recognized compensation costs in connection with the accelerated vesting of 325,000 shares of common stock of $163,000 using the estimated fair value as of the termination date. Please revise your disclosure to state how you measured the amount of compensation, similar to your response. Please also tell us and disclose any significant assumptions used in your calculation. Please show us how you calculated the amount of this compensation. The amount of compensation expense appears low given that the purchase price was $0.00001389, the termination date was August 1, 2003, and the fair value of your common stock appears to be between $1.00 and $2.00 per share based on the selling price per share of your Series B and C preferred stock at that time.

June 23, 2005

Page Ten

The disclosure has been revised on page F-17 in response to the Staff’s comment. The Company respectfully acknowledges the Staff’s comment and supplementally advises the Staff that the date of the separation agreement described on F-17 was August 1, 2003 and the effective date of the agreement was July 15, 2003. As described in the Company’s supplemental letter to the Staff on June 8, 2005, with the benefit of hindsight, the Company used the price per share of its Series A preferred stock of $0.50 as the reassessed fair value of its common stock from July 2003 to October 2003 to recognize the compensation expense of $163,000 related to the acceleration of 325,000 shares of its common stock. Please see the Company’s supplemental response to comment number 16.

Note 7. Stock Options, page F-20

2002 Stock Plan, page F-20

16.	Please refer to prior comment 42. We note that you issued Series A preferred stock between June 21, 2002 and December 30, 2002 at $0.50 per share. We also see that you issued shares of Series C preferred stock between December 31, 2003 and March 4, 2004 at $1.00 per share. Please tell us the nature and timing of the events that occurred between December 30, 2002 and December 31, 2003 that ultimately resulted in a 100% increase in the fair value of your common stock. In this regard, specifically address the appropriateness of the fair value determination during this period for stock options issued during fiscal 2004.

The Company respectfully acknowledges the Staff’s comments and will provide the requested information supplementally under separate cover.

17.	Please reconcile the 1,690,000 shares of common stock underlying stock options granted under the 2002 stock option plan through March 31, 2005 at exercise prices ranging from $0.05 to $3.00 per share with your disclosure on page II-2 that since inception you have issued options to purchase a total of 2,730,000 shares of common stock at exercise prices ranging from $0.05 to $4.00 per share. If you have issued additional options since March 31, 2005, then please provide the disclosures required by paragraph 41 of SFAS 128. Tell us and disclose the additional compensation expense that you will record related to these option grants, if material. If additional options have been granted, tell us your consideration of revising the filing to include disclosure of these grants. For example, see the disclosures of pages 4, 20 and 23.

The Company respectfully advises the Staff that page II-2 of the Registration Statement covers all securities issuances of the Company since inception, whereas Note 7 of the Company’s financial statements covers a more limited period of time, grants made by the Company from March 31, 2002 through March 31, 2005. The Company advises the Staff that it granted options to purchase 1,025,000 shares of the Company’s common stock in fiscal 2001, 25,000 of which remained outstanding as of March 31, 2002, as reflected in Note 7, and 1,000,000 of which were cancelled and no longer outstanding as of March 31, 2002. Further, the Company granted options to purchase 15,000 shares of common stock after March 31, 2005 at an exercise price of $4.00 per share, and an option to purchase 5,000 shares of common stock was exercised after such date. The Company respectfully submits that, pursuant to paragraph 41 of SFAS No. 128, “Earnings Per Share,” that the issuance of stock options to purchase 15,000 shares of our common stock and the exercise of a stock option for 5,000 shares of common stock does not materially change the number of the Company’s common shares or potential common shares outstanding as of March

June 23, 2005

Page Eleven

31, 2005. The Company has considered revising the disclosure regarding stock option grants, but in light of the minimal activity related to stock options post March 31, 2005, the Company has determined to disclose its outstanding capital stock and stock options, and stock options available for future issuance all as of March 31, 2005 for consistency throughout the Registration Statement. The Company supplementally advises the Staff that it expects to incur approximately $86,000 of stock-based compensation expense related to the 15,000 stock options.

Exhibits

18.	We note your response to our prior comment 44. However, given the prominence of the disclosure of your relationship with Nissan throughout your prospectus, agreements documenting that relationship should be filed.

The Company respectfully acknowledges the Staff’s comment and has filed the additional agreements with Nissan as Exhibits 10.24 and 10.25 to the Registration Statement.

Please do not hesitate to call me at (650) 843-5059, or Timothy Moore at (650) 843-5690, if you have any questions or would like any additional information regarding this matter.

Sincerely,

/s/    John T. McKenna

John T. McKenna

cc:	Dustin M. Shindo, Hoku Scientific, Inc.

Scott B. Paul, Esq., Hoku Scientific, Inc.

Timothy J. Moore, Esq., Cooley Godward LLP

Cheryl M. Perino, Piper Jaffray & Co.

Laird H. Simons, Esq., Fenwick & West LLP

Patrick J. Ford, KPMG LLP